FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006


                        ARIES MARITIME TRANSPORT LIMITED
                 (Translation of registrant's name into English)

                               18 Zerva Nap. Str.
                                 166 75 Glyfada
                                 Athens, Greece
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued February 13, 2006 by Aries Maritime Transport Limited (the "Company") announcing that its Board of Directors declared a $0.35 per share dividend for the fourth quarter of 2005 and providing an update on the Citius.

     Attached hereto as Exhibit 2 is a copy of the press release issued February 13, 2006 by the Company announcing that it signed a commitment letter for a new $360 million revolving credit facility.

                                                                 Exhibit 1
                                                                 ---------


[GRAPHIC OMITTED]

Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 8983787                        212-477-8438



                    ARIES MARITIME TRANSPORT LIMITED DECLARES
                          FOURTH QUARTER 2005 DIVIDEND

                          Provides Update on the Citius

ATHENS, GREECE, February 13, 2006 - Aries Maritime Transport Limited (NASDAQ:
RAMS) today announced that its Board of Directors has declared a dividend of $0.35 per share for the three-month period ended December 31, 2005. The dividend will be payable on March 9, 2006 to shareholders of record as of February 23, 2006.

Concurrent with declaring the fourth quarter dividend, the Board has established a reserve in anticipation of expenses related to the Citius and disputed speed claims in respect of two of the Company's container vessels. Based on the established reserve and the expected revenue from Aries' time charters and subject to no unforeseen events, the Company has targeted $0.35 for its dividend in respect of the first quarter of 2006, which is expected to be paid in May 2006.

The Company also released an update on the Citius, the 1986-built double-hulled products tanker which has been out of service since December 3, 2005.

Following an ultrasonic steel thickness test and an optional fatigue survey, Aries anticipates that the vessel will be out of service until approximately March 31, 2006, while undergoing repair and preventative maintenance work. Aries expects that the costs of the works and other associated costs to total $3.4 million while the expected loss of revenue will total $2.2 million.

Mons S. Bolin, President and Chief Executive Officer, commented, "We are committed to completing the Citius' repair and preventative maintenance work in a manner that enhances the long-term viability of the vessel and returns it to service as soon as possible. During this time and beyond, we remain well positioned and committed to draw upon the Company's significant time charter coverage to continue to distribute dividends to our shareholders in line with our dividend policy."

Conference Call

The Company announced that it will hold a conference call on February 13, 2006 at 11:00 a.m. Eastern Time. To access the conference call domestically, dial 888-873-8496 and use the reservation number 7039049; for international access dial 973-935-8513 and use the reservation number 7039049. Following the teleconference, a replay of the call may be accessed domestically by dialing 877-519-4471 or internationally by dialing 973-341-3080 and entering the reservation number 7039049. The replay will be available from Monday, February 13, 2006 to Monday, February 27, 2006. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through Monday, February 27, 2006.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 8.3 years and is 100% double-hulled, consists of five MR tankers, two Panamax tankers and one Aframax tanker. Following the delivery of two double-hulled products tanker newbuildings in February and May 2006, the Company's products tanker fleet will have an average age of 6.6 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.3 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; completion of repairs, length of offhire, availability of charters and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, additional time spent in completing repairs, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

                                                                Exhibit 2
                                                                ---------

[GRAPHIC OMITTED]


Company Contacts:

Richard J.H. Coxall                         Leon Berman
Chief Financial Officer                     Principal
Aries Maritime Transport Limited            The IGB Group
(011) 30 210 8983787                        212-477-8438



                    ARIES MARITIME ANNOUNCES NEW $360 MILLION
                            REVOLVING CREDIT FACILITY

ATHENS, Greece - February 13, 2006 - Aries Maritime Transport Limited (NASDAQ:
RAMS) today announced it has signed a commitment letter for a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, is expected to close during the first quarter of 2006. Aries plans to use the proceeds of the new facility to replace its current $140 million term loan facility and $150 million revolving facility.

The Bank of Scotland and Nordea Bank Finland will act as joint lead arrangers. Nordea Bank Finland will act as the book manager while The Bank of Scotland will act as Facility Agent. Additionally, The Bank of Scotland and Nordea Bank Finland, who have fully underwritten the new facility, will be arranging a syndicate of other major ship financing banks.

Mons S. Bolin, President and Chief Executive Officer, said, "We are pleased to have secured a commitment for this revolving $360 million credit facility with leading ship finance banks. The new $360 million facility, which has favorable terms, will provide for the long-term funding of our recent products tanker acquisitions while enhancing our financial flexibility. With a $75 million undrawn commitment, Aries is in a strong position to pursue future growth opportunities."

Conference Call

The Company announced that it will hold a conference call on February 13, 2006 at 11:00 a.m. Eastern Time. To access the conference call domestically, dial 888-873-8496 and use the reservation number 7039049; for international access dial 973-935-8513 and use the reservation number 7039049. Following the teleconference, a replay of the call may be accessed domestically by dialing 877-519-4471 or internationally by dialing 973-341-3080 and entering the reservation number 7039049. The replay will be available from Monday, February 13, 2006 to Monday, February 27, 2006. The conference call will also be webcast live on the Company's website: www.ariesmaritime.com. A replay of the webcast will be available immediately following the call through Monday, February 27, 2006.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet, which has an average age of 8.3 years and is 100% double-hulled, consists of five MR tankers, two Panamax tankers and one Aframax tanker. Following the delivery of two double-hulled products tanker newbuildings in February and May 2006, the Company's products tanker fleet will have an average age of 6.6 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.3 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels currently have time charter coverage.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

                                      # # #

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ARIES MARITIME TRANSPORT LIMITED
                                  (registrant)



Dated:  February 13, 2006               By: /s/ Richard J.H. Coxall
                                        --------------------------------
                                        Richard J.H. Coxall
                                        Chief Executive Officer






SK 23248 0001 643714